Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated: June 6, 2002

ALTANA AG

(Exact name of registrant as specified in its charter)

Seedammweg 55
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains:

- The press release enclosed as of June 6, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA AG
(Registrant)

Dated: June 6, 2002

By: [signature]
Name: Mr. Rudolf Pietzke
Title: General Counsel ALTANA AG

ALTANA

Press release

ALTANA AG

Postfach 1563
61285 Bad Homburg v.d.H.

Günther-Quandt-Haus
Corporate Communications
Seedammweg 55
61352 Bad Homburg v.d.H.
Germany

T +49 (0) 6172 404-406
F +49 (0) 6172 404-430
PR@altana.de
www.altana.com

ALTANA submits its respiratory drug Ciclesonide for approval

Bad Homburg, June 6, 2002 - ALTANA AG announced today that its ALTANA Pharma Division has submitted Ciclesonide, its respiratory drug, for approval to the authorities in Great Britain, Australia, Canada and Switzerland. ALTANA Pharma also plans to submit Ciclesonide for approval in other countries over the next few months. Ciclesonide is an inhaled corticosteroid for treating asthma at all degrees of severity. It combines a high level of efficacy with low potential for side effects.

In the United States, where an application for approval is scheduled for 2003, Ciclesonide is being developed and marketed together with Aventis. A cooperation agreement has also been concluded with Teijin Ltd. in Japan, Taiwan and Korea.

"We are delighted to be applying for market approval for Ciclesonide – a new alternative in the treatment of asthma – in Europe and other important markets one month earlier as announced", commented Dr. Hans-Joachim Lohrisch, member of the Management Board of ALTANA AG and CEO of ALTANA Pharma.

Also in the field of respiratory diseases, ALTANA Pharma is developing an oral inflammatory inhibitor, Roflumilast, which belongs to a class of medicines known as phosphodiesterase-4 inhibitors, for which proof of efficacy has already been provided for asthma and COPD indications. Lohrisch: "This means ALTANA Pharma now has two very promising drugs for treating asthma and COPD in its research pipeline, which, when launched on the international market over the next few years, will be available to patients all over the world."

Ciclesonide is a new generation inhaled corticosteroid which is expected to provide advantages over existing treatments because of its effectiveness and safety profile. Corticosteroid inhalers are one of the main pillars of asthma therapy. They have an anti-inflammatory effect and prevent or reduce swelling in the bronchial system. Ciclesonide was tested in approximately 45 clinical trials with more than 4,000 asthma patients. 23 trials still currently underway will provide further results.

Asthma is a chronic illness (inflammation of the respiratory tract). According to data supplied by the American College of Allergy, Asthma & Immunology, there are over 100 million asthma sufferers worldwide.

ALTANA

About the company

ALTANA AG (NYSE: AAA) is an international pharmaceuticals and chemicals group with sales of €2.3 billion in 2001 and over 9,000 employees all over the world. Its Pharmaceuticals division, ALTANA Pharma (Constance), concentrates on the areas Therapeutics, Contrast Media, In-vitro diagnostic products and OTC medication, and focuses on innovative pharmaceutical research (gastroenterology, respiratory, oncology). ALTANA Pharma represents a group of about 30 subsidiaries and affiliates in Europe, the Americas and Asia. The Chemicals division ALTANA Chemie develops, produces and sells Additives & Instruments, Coatings & Sealants, Varnish & Compounds and Wire Enamels worldwide. The Chemicals division has more than 20 subsidiaries and affiliates all over the world.

This press release contains statements about the future which are obviously subject to certain risks and uncertainties. If the assumptions on which these statements are made are not fulfilled, the effective results may differ from those currently expected. ALTANA cannot accept any responsibility for updating such statements or adapting them to future events or developments.

This press release is also available at www.altana.com.

For questions:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

Tel: +49 6172 - 404 266
Fax: +49 6172 - 404 430

Press & Media Relations:

Steffen Müller
Tel.: +49 6172 - 404 406
Fax: +49 6172 - 404 430

Investor Relations:

Sandra Eckert
Tel.: +49 6172 - 404 383
Fax: +49 6172 - 404 448